MEEDER
INVESTMENT MANAGEMENT

Will the Positive Market Trends Continue?

April 11, 2013

Presented by:

Dale Smith, CFA	Clint Brewer, CFA	Brando Reyna, CFA
CIO	Portfolio Manager	Portfolio Manager

Good Afternoon and welcome. My name is Ron Sala, Vice President of Sales for Meeder Investment Management. Today we will answer the question Will the Positive Market Trends Continue? Dale Smith, our CIO, along with Clinton Brewer and Brando Reyna, our portfolio managers, will present their findings on recent market events over the past quarter.

Today's Discussion Topics

- Capital Markets Update

- Key Market Events
  - Fiscal Cliff
  - U.S. Economy
  - Europe
  - U.S. Stock Market
  - Interest Rate Environment

- Conclusion

If you are having technical difficulties, please call Go To Webinar at 1-800-263-6317.

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Dale Smith, will provide an update on the capital markets followed by Brando Reyna who will review the Fiscal Cliff, the U.S. Economy, and Europe. And then finally, Clinton Brewer will discuss the U.S. Stock Market and the current interest rate environment. We will close with a brief question and answer session. You can submit a question any time during the webinar through the questions panel near the bottom right hand corner of your screen.

Today's presentation will be approximately 50 minutes with a question and answer session following the presentation.

Today's Webinar

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If you are having technical difficulties, please call Go To Webinar at 1-800-263-6317.

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If you are having any technical difficulties, including logging on to the webinar, please call Go To Webinar at 1-800-263-6317. Again, that number is 1-800-263-6317.

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If you are having technical difficulties, please call Go To Webinar at 1-800-263-6317.

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This presentation is approved for one hour of CFP Investment Planning credit. To receive this credit, you must be logged-on to the webinar for its duration. If you would like credit for this webinar, email your CFP ID Board number or the last four digits of your social security number and your full name to marketing@meederinvestment.com. Again, if you would like credit for this webinar, email your CFP ID Board number or the last four digits of your social security number and your full name to marketing@meederinvestment.com, if you have not already provided this information on the webinar registration form.

Now I would like to introduce Dale Smith who will begin the webinar with a capital markets update.

Market Update

Thanks Ron and welcome everyone. As Ron indicated, I'll start off today's presentation recapping how various segments of the market performed in the first quarter of 2013.

Major World Markets – Q1 2013


Russia -6.75%
South Korea 0.39%
Germany 2.40%
UK 9.97%
France 2.69%
Japan 20.13%
S&P 500 10.61%
Russell 2000 12.39%
China -1.04%
India -2.33%
Hong Kong -1.22%
Brazil -8.65%
Australia 10.44%

Source: Bloomberg as of 3/31/13

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To begin today's presentation, I would like to start by taking a look at the various stock markets across the globe. Although the main benchmark indices in the U.S. have risen above their all time highs, many international markets struggled amidst continuing concerns over Europe and slowing growth in many emerging market economies.

With its best 1st quarter in 15 years, the S&P index finished the quarter up 10.6% and closed at an all time high of 1569, surpassing its previous all time high of 1565 set back in 2007.

It's also notable that after posting double digit returns in the fourth quarter of 2012, the Japanese stock market continued its rapid climb, posting a return of over 20% for the 1st quarter 2013. Despite the impressive gains, the Japanese Nikkei Index is still 68% below the peak set in the index in 1989.



YTD Domestic Vs. International

Source: Bloomberg

If we look at the international stock markets collectively, the developed international markets, which is the EAFE index shown here in gold, have lagged the U.S. on a year-to-date basis. The international markets would have lagged the U.S. even more, but Japan comprises about 25% of the EAFE index and as discussed in the previous slide, Japan significantly outpaced pretty much everyone in the first quarter including the U.S.

The emerging market index posted its worst first-quarter decline since 2008, and distinctly contrasts to its performance last year when emerging market stocks generally kept pace with the U.S.

Emerging Market Returns



10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
Values shown as %
12/31/2012
1/7/2013
1/14/2013
1/21/2013
1/28/2013
2/4/2013
2/11/2013
2/18/2013
2/25/2013
3/4/2013
3/11/2013
3/18/2013
3/25/2013
China
India
Russia
Brazil

Source: Bloomberg 8

If we look specifically at the emerging market so called BRIC countries (which include Brazil, Russia, India and China), the Brazilian stock market faired the worst and was down more than 8% in the first quarter. A number of financial and commodity driven stocks were punished in Brazil as inflation fears heightened and there was increased speculation of potential interest rate hikes there.

U.S. Dollar Index



Dollar strength favors domestic stocks in our model.

Source: Bloomberg

One indicator we look at in our evaluation of the international markets versus domestic equities is the strength of the U.S. dollar. As this chart shows, the dollar weakened last summer, leading to our investing in the developed international markets late last summer for the first time since 2009. However, the dollar strengthened considerably in the first quarter, which was a key factor in our models shifting preference back to US equities and we shifted back to a 100% U.S. equity position in our tactical equity funds in the middle of the first quarter.



S&P 500 Index Vs. MSCI World

MSCI World Index

S&P 500

Source: Bloomberg

10

From a longer term perspective, if we look at the U.S. versus the broad-based MSCI World index, we can see that from 2006 through the start of 2012, the international markets generally kept pace with the U.S. However, concerns over European debt problems coupled with growth concerns of emerging market economies have caused them to lag considerably over the past 15 months. As I mentioned previously, the S&P 500 Index has broken through its prior peak and all time high set in 2007, while the MSCI World Index is still well below its previous high.

YTD Return by Market Cap



Source: Bloomberg

Turning to the domestic stock market, we can see that the more cyclical, higher beta mid- and small- cap stocks (as shown here by the S&P 400 in light blue and the Russell 2000 in gold) outperformed the S&P Index in the first quarter.

Within our tactical equity portfolios, we maintained overweight exposures to both mid- and small- caps throughout the quarter due to the preferences of our investment models.

Large Caps Make New Highs



Source: Bloomberg

This next slide looks at Large-, Mid-, and Small-cap stocks from a longer term perspective. The gold line represents the Russell 2000 Small Cap Index, the light blue line is the S&P 400 Mid-cap Index, and the S&P 500 is in the darker blue color. While most investors have been fixated on the Dow and the S&P 500 reaching their old highs in the first quarter, most didn't realize that both small and mid cap stocks had already reached higher ground.

S&P 500 Corrections



Source: Bloomberg

As stocks have made new highs, concerns have emerged that stock markets are due for a pull back. Interestingly, there have been a considerable number of pullbacks since the recovery commenced in 2009. In fact, there have been a total 10 pullbacks of more than 5% since the market low in March of 2009, and as this chart shows, there have been 6 corrections of more than 7%. IN that time frame, however, the S&P 500 Index has appreciated over 130%. Even if a correction does occur, it would not necessarily mean a transition to a bear market is imminent.

Cyclical Sectors



Values shown as %

Financials

Energy

Consumer Discretionary

Technology

Source: Bloomberg

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This chart shows the performance of various cyclical sectors, which performed well in the first quarter. Consumer Discretionary and Financial stocks led while the energy sector was generally in line with the S&P 500 index. The technology sector was hampered by Apple falling by more than 16% for the quarter as well as a number of tech companies missing earnings expectations.

Defensive Sectors



Source: Bloomberg

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Defensive stocks performed surprisingly well in the first quarter despite their typical nature to lag on the upside but capture out-performance during market corrections. The utility sector lagged significantly in 2012 but has rebounded nicely this year and ended the quarter up nearly 13%. Investors continue to buy healthcare stocks after the so called Obamacare was upheld last year by the Supreme Court while consumer staples sector also outpaced the broader stock market. Our sector model maintained its preference for healthcare due to both fundamental and momentum factors, which aided performance of our tactical equity portfolios.

YTD Growth Vs. Value



Looking at growth versus value, value stocks fared much better than growth stocks in the 1st quarter. Growth stocks were dragged down by the performance of the technology sector, while value stocks benefited from the solid performance of financials. Our models have continued to favor value stocks due to both momentum components and we are currently overweight value versus growth in our tactical portfolios.

Fixed Income Sectors



Source: Bloomberg

The fixed income landscape in the first quarter continued to favor high yield bonds, as shown here in dark blue. However, the tide shifted this quarter with respect to preferences for emerging market debt. Last year, investors were attracted to high yield and emerging market bonds in their quest for yield, but the additional risks associated with emerging market debt (including currency risks) caused emerging market bonds to underperform high yield bonds and the broad based Barclay's Aggregate Bond Index so far this year.

Fiscal Cliff

I will now provide a brief update on the fiscal cliff, and highlight the fiscal tightening that is occurring in 2013 as a result of federal government tax increases and spending cuts.

Impact of Fiscal Cliff

- Overall, fiscal tightening of $275 billion is set to occur in the U.S. during 2013, which is about 2% of GDP.

- Sequester was designed to be so painful that an alternative would be found.

- Among developed economies, only Greece is set to experience more fiscal tightening in 2013 than the U.S.

I'd like to start by recapping the fiscal cliff, which was the set of tax increases and spending cuts scheduled to go into effect at the start of 2013. At the beginning of the year, Congress arrived at a deal on taxes, but could not agree on what to do with the sequester, or automatic spending cuts that stemmed from the debt ceiling negotiations in the summer of 2011.

The spending cuts were delayed a couple months, but ultimately a deal could not be reached and the sequester went into effect on March 1st of this year. Because of the sequester and various tax increases, the U.S. is set to experience some of the most significant fiscal tightening in 2013 compared to other developed countries.

Fiscal Cliff Outcome

	Original Fiscal Cliff	Actual Fiscal Cliff
Payroll Tax Cut	-120	-120
Emergency Unemployment Compensation	-30	-
Affordable Care Act Personal Taxes	-25	-25
2001/2003 Tax Cut (Upper Income) Plus Capital Gains/Dividend & Estate Tax	-60	-45
2001/2003 Tax Cut (Low/Middle Income)	-120	-
Alternative Minimum Tax	-100	-
Automatic Spending Cuts (Sequestration)	-90	-85
Total Fiscal Impact *% of GDP*	**-545 billion** **-3.5%**	**-275 billion** **-2.0%**

Source: Barclays Capital & Goldman Sachs

Under the original fiscal cliff scenario, shown in this table with the numbers in column on the left, in which all scheduled tax rate increases and spending cuts would have gone into effect, the total impact would have been over $500 billion of fiscal tightening, which would have been the equivalent of about 3.5% of the U.S. gross domestic product, or GDP. This amount of tightening would have likely put the U.S. economy back into recession this year.

Under the compromise reached on taxes at the beginning of the year, along with the failure to prevent the sequester from occurring, fiscal tightening of about $275 billion is now set to occur and is shown with the column on the right. We should now experience tightening equivalent to about 2.0% of GDP in 2013, and most economists believe we should be able to avoid a recession under this more manageable scenario.



2013 Sequester Cuts Breakdown

- Defense — 50%
- Non-Defensive Discretionary — 31%
- Medicare — 13%
- Other Mandatory — 6%

Source: Goldman Sachs

This chart shows where the $85 billion of spending cuts will happen within the federal government budget for this year. Please note that the sequester mostly impacts what the government considers to be discretionary spending, and not mandatory spending. As a result, entitlement programs such as social security will be mostly untouched under the current set of rules.

For now, the sequester is meant to save nearly $1 trillion over the course of the next 10 years. The sequester was originally designed to be so unpopular and painful to both political parties that it would never be enacted and some other compromise would be agreed upon. Congress can still act to replace the sequester with other spending cuts, or even remove it altogether.



Impact of Fiscal Austerity
As % of GDP

Source: The Economist, Goldman Sachs, Meeder Investment

The term austerity is frequently used to refer to government actions to get budget deficits under control, such as the spending cuts that we just talked about. This slide shows the impact of austerity measured as a percentage of GDP on the economies of the U.S., Great Britain, and the Eurozone for the last three years.

You will notice that the U.S., shown as the blue bar, experienced very little austerity compared to Britain and the Eurozone in 2011 and 2012, but is now set to experience the greatest amount of austerity in 2013. Compared to other developed countries, only Greece is set to implement more austerity than the U.S. this year.

We are carefully monitoring the impact of austerity on the U.S. economy, particularly as we will show the toll that austerity has taken on the Eurozone later in this presentation.



Taxes and Government Spending

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The top portion of this slide depicts the progression of government spending and tax revenues as a percent of GDP going back to the 1940s. The bottom portion of the chart shows the gap between federal government spending and revenues, which shows up as either a surplus or a deficit, also as a percent of GDP.

As of the end of last year, spending is about 24% of GDP, while the average over the past 65 years has been above 19.7%. At the same time, government revenues were running at only 17% of GDP, while the long term average has been closer to 18%.

This gap of 7% will shrink to about 5%, based on the tax and spending changes implemented thus far in 2013. Other actions will ultimately need to be taken to shrink this gap to a more sustainable long term level.



U.S. Government Debt
As % of GDP

Source: Bloomberg

As the federal government deficit has swelled following the credit crisis in 2008, the total level of government debt has increased dramatically. This chart shows US government debt as a percent of GDP. It's easy to understand why debt levels have increased so rapidly: we must borrow in order to spend above and beyond what is collected in taxes, which was highlighted in the previous slide.

What is also alarming is that debt as a percent of GDP has moved above 90%. According to various studies, economic activity can be impaired once debt moves above this threshold.


CBO Federal Spending Projections
As % of GDP
Social Security & Medicare
Total Spending
Total Spending
Social Security
Medicare
Source: Congressional Budget Office
25

It is very hard to imagine a scenario on a long term basis in which the US debt level stabilizes without reforming entitlement programs. Using estimates from the Congressional Budget Office, this slide shows the projected increase in federal government spending as a percent of GDP, which is the green bars using the scale on the right from 23% to 38% over the next 30 years.

Using the scale on the left, the red line shows projected spending on medicare while the blue line is estimated spending on social security, both as a percent of GDP as well. Spending on medicare alone is expected to climb from around 3.7% of GDP currently to about 6% in 20 years.



The National Debt and Debt Ceiling
By Presidency

And finally, we will continue to see plenty of headlines coming from Washington that could impact the capital markets, particulary because the debt ceiling will be reached soon once again. Congress will need to act by early August to avoid a potential default on US debt obligations.

Historically, there wasn't this much political difficulty in raising the debt ceiling. As you can see in this chart, there have been plenty of instances in the past where bipartisan effort between Congress and the White House was required to increase the debt ceiling, and it usually happened without much fanfare.

And with that, I will now hand the presentation over to Brando.

U.S. Economy

Thanks Dale and thank you to all who are joining us this afternoon. As a reminder, you can submit questions any time through the questions panel near the bottom right hand corner of your screen.

To start, I would like to focus on the domestic economy.

U.S. Economy Resilient

- Concerns that fiscal cliff could derail the fragile economic recovery.
- U.S. economy has been buoyed by housing recovery.
- Better than expected job creation has also played a key role.

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As Dale reviewed earlier, the fiscal cliff had significant ramifications for the US economy had it not been addressed prior to year end.

One of the unique situations with this recovery was the lack of support from the housing sector in the beginning, which is not that surprising given that's where a lot of the problems started. To recap briefly, the US was forming approximately 1.2 million new households every year. Housing starts were running around 2 million a year leading up to the crisis. As Warren Buffett stated in his 2009 shareholder letter, there are three ways to cure such an overhang: you can 1) blow up a lot of houses, 2) speed up household formations by, say, encouraging teenagers to cohabitate, a program not likely to suffer from a lack of volunteers or 3) reduce new housing starts to a number far below the rate of household formations." We have now gotten to the point where this overhang has been worked off and housing has become one of the bright spots in the US economy, as we'll talk about later.

In general, job creation was another bright spot in the first quarter. I would say, however, this is something that we are monitoring closely going forward as March's official unemployment reading showed elements of weakness, in addition to the impact from the budget cuts we will likely see in new claims.

Leading Economic Indicators



Source: Bloomberg

The Index of Leading Economic Indicators is a measure we have favored due to its predictability. In fact, during 7 of the 8 recessions over the past 55 years, the minimum lead time from the LEI peak to the beginning of the recession was 8 months, 1960 was the only exception to that with a 4-month lead time.

This indicator includes a variety of economic data, (such as money supply, the average workweek, and building permits).

As you can see, the index continued to drift higher in the first quarter of 2013 while gaining 5 tenths of a percent in both January and February. Overall, the Index remains near its peak for this recovery, and doesn't appear to be showing any signs of weakness.

U.S. Manufacturing & Services Activity


Services ISM
Manufacturing ISM
65
60
55
50
45
40
35
30
1/1/2007
3/1/2007
5/1/2007
7/1/2007
9/1/2007
11/1/2007
1/1/2008
3/1/2008
5/1/2008
7/1/2008
9/1/2008
11/1/2008
1/1/2009
3/1/2009
5/1/2009
7/1/2009
9/1/2009
11/1/2009
1/1/2010
3/1/2010
5/1/2010
7/1/2010
9/1/2010
11/1/2010
1/1/2011
3/1/2011
5/1/2011
7/1/2011
9/1/2011
11/1/2011
1/1/2012
3/1/2012
5/1/2012
7/1/2012
9/1/2012
11/1/2012
1/1/2013
3/1/2013

Source: Bloomberg

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This graph shows both the manufacturing and service index levels for a survey administered by The Institute for Supply Management. These surveys ask more than 300 firms in both the manufacturing and services sectors about business conditions. A reading above 50 indicates optimism among participants translating to more robust growth in economic activity, versus a reading below 50. Part of this survey includes a company's outlook and provides further insight into future activity. While February's manufacturing report showed strong upward momentum, March's reading came in below consensus estimates but still remained above the critical threshold of 50. A closer look at the components showed that while new orders are still growing, albeit slower, employment is improving and at a faster pace.

The Services reading for March was across the board positive in its underlying components, but still missed economists expectations. Similar to its manufacturing counterpart's reading, the services main take away was that the non-manufacturing part of the economy is growing, but still at a slower pace. One minor but notable difference was the employment measure between the manufacturing and services sector. While both readings were above 50, the service's sector employment growth is starting to slow down.

Global Economic Activity



JP Morgan Global PMI Composite

Source: Bloomberg

Here we see a similar measure of economic activity as we did on the prior slide with a couple slight changes. This index combines both the manufacturing and services sectors into one composite in addition to surveying more than 16,000 executives in more than 30 countries. The best way to view this survey is as a broad based gauge of future global activity, and as you can see by the chart, the outlook continues to remain positive.

Home Sales Volume Increasing



Existing Home Sales (SAAR)

Units shown in Millions

Source: Bloomberg

32

Here we have a chart on existing home sales. This number is produced monthly by the National Association of Realtors and includes seasonally adjusted, completed transactions. As employment improves along with the economy, there has been a steady trend upward in the number of home sales being closed. I want to take a quick moment just to explain this chart a little further. Looking toward the right of the graph, we can just see the spike around January 2010 and again shortly after, these are a result of the First-Time-Home-Buyer-Credit program that was put into effect with legislation. These spikes merely accelerated future demand, which is shown by the precipitous drop shortly after those tax credits expired in 2010. After adjusting for these influenced numbers, we can see an increase from a baseline of 4 million units to today's 5 million units. This leads us into our next chart.

Existing Inventory at a Low



Source: Bloomberg

Here we see the impact of housing activity, resulting in a draw down of inventory on existing homes available for sale to record lows. Just to explain briefly, this calculation looks at the current number of units available for sale and estimates, at the current level of sales, how long it would take to sell all the homes on the market. As you can see, the number of units available for sale stood at 11 months just prior to the financial crisis and has now been drawn down to a low of 4.7 months.

U.S. Home Prices Recovering


S&P/Case-Shiller Home Price Index
(20 City Composite Y/Y)
Values shown as %
20
15
10
5
0
-5
-10
-15
-20
-25
1/1/2001
5/1/2001
9/1/2001
1/1/2002
5/1/2002
9/1/2002
1/1/2003
5/1/2003
9/1/2003
1/1/2004
5/1/2004
9/1/2004
1/1/2005
5/1/2005
9/1/2005
1/1/2006
5/1/2006
9/1/2006
1/1/2007
5/1/2007
9/1/2007
1/1/2008
5/1/2008
9/1/2008
1/1/2009
5/1/2009
9/1/2009
1/1/2010
5/1/2010
9/1/2010
1/1/2011
5/1/2011
9/1/2011
1/1/2012
5/1/2012
9/1/2012
1/1/2013

Source: Bloomberg

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What this record low inventory of available homes for sale translates to, is an increase in median home prices. This graph of median home prices shows what many of you have *probably* experienced in some form or fashion over the past few years. After a spectacular run-up in home values, the market dropped quite aggressively in 2009 and has started to recover, but unfortunately not yet to the highs previously attained.

One of the benefits of this rise in home prices, aside from homeowners equity increasing, is that this rise in prices will bring out other would-be home sellers. You may have heard discussions of the Shadow Inventory of homes (which is really just a fancy term used to describe homeowners that would be interested in selling their homes but have waited due to the housing market). The critical part of getting a stable housing market will include working off some of this shadow inventory and maintaining a good balance of increased demand with offsetting supply.

Weekly Initial Unemployment Claims



Source: Calculatedriskblog.com

We have some very interesting slides on the employment picture and I want to start that discussion off with this slide. One key measure widely followed is the weekly report of initial jobless claims. Many economists believe a sustained number under 400,000 per week is essential for net job growth, and as you can see from this trend, it has dropped below 400,000 per week and has consistently remained under that level for the past 5 months.

Clearly, this has contributed to the improvements in the employment picture.

Unemployment Rates


Percent Job Losses in Post WWII Recessions, aligned at maximum job losses
1948
1953
1957
1960
1969
1974
1980
1981
1990
2001
2007
ex-Census
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
Percent Job Losses Relative to Peak Employment Month
Current Employment Recession
Dotted line ex-Census Hiring
Months, Aligned at bottom of Recession
http://www.calculatedriskblog.com/

Source: Calculatedriskblog.com

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This is a chart we have used in the past and want to update given the severity and importance of the job picture. To recap, each line represents the employment situation for different recessions in the past. Prior to 2001, recessions had a tendency to give sharp contractions in the employment picture, and would follow it by a similar correction in regaining those jobs lost. The 2001 recession that hit after the tech bubble was a *bit* different in that the jobs lost and gained were more drawn-out but nonetheless, symmetrical in the amount of time it took to lose, and gain them. This recent situation has been far more difficult in that the time and magnitude of job losses has not been balanced out with a similar likeliness on the job creation side. In fact, we are still 2% below our prior peak in employment and are over by 12 months time, just to get to that point. If we were to keep this pace, it would take us another 1 and a half years to get back to our prior employment levels.



Europe

Europe Update

- In 2012, ECB President Mario Draghi pledged to do whatever it takes to save the euro.

- As evidenced by peripheral bond yields, debt crisis has stayed contained.

- However, austerity measures are devastating many eurozone economies.

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To shift gears a little bit, we would like to revisit the situation facing Europe, which remained *relatively* quiet for most of the first quarter but as many of you are probably aware, just absolutely ended with a bang from Cyprus. Before we address the Cyprus issues that came about at the end of March, I want to make note that the debt crisis has remained contained up-to-now, despite the negative impact austerity has had on those nations facing turmoil. To recap what has happened, Eurozone countries receiving assistance from the ECB, have been required to adopt austerity measures that have had negative economic effects. One would normally expect to see a rise in the interest rates of government bonds on those countries experiencing the trouble. However, that is not what has happened. And a large part of why this has not happened deals with actions taken this past summer. In July 2012 ECB President Mario Draghi held a news conference in which he stated the ECB was willing to do whatever it takes to preserve the Euro. This provided a <u>tremendous</u> amount of confidence for investors in that the ECB would take the position of being the lender of last resort given Europe's troubles.

10-Year Govt. Bond Yield



Source: Bloomberg

As you can see on this slide, yields in Spain & Italy dropped quite a bit after that speech Draghi made in late August. Perhaps even more noteworthy is the decrease in volatility for these interest rates. Interestingly, these yields are more reminiscent of a country whose economy has been put in order. Rather, Spain and Italy have seen their unemployment levels nearly double while their interest rates haven't *really* seen any adverse affects.



Impact of Austerity

U.S. & Eurozone Real GDP Growth Rate (% Change Y/Y)

Source: Bloomberg

40

This graph compares the economies of the US and the 17 nation Eurozone. As you can see, in the beginning the growth rates of the two correspond fairly well, as we would expect given their level of economic output and integration into the global economy. For the period starting in late 2007 and ending in 2011, we see positive correlation in GDP growth rates. Now, if you look at the bars in the circle, this is where the austerity measures began to take hold, and there is a clear disconnect for the later part of 2011 and well into 2012 in which correlation actually turned negative. We attribute the difference in output, as measured by GDP here, to the policy differences between the US and the Eurozone as a whole.

Impact of Austerity

U.S. & Eurozone Unemployment Rate



Source: Bloomberg

Continuing the discussion of economic effects from Eurozone austerity, we see evidence of a markedly different employment situation between the US and Eurozone. Unemployment continues to climb for the 17 nation bloc while US unemployment sees lower numbers to accompany its ongoing recovery process.

Why Does Cyprus Matter?

- Cyprus economy is about the size of Vermont's; makes up less than 0.2% of Eurozone economy.

- Banking system is about 8x the size of the economy.

One of the questions we have heard quite a bit of as of late is, "If Cyprus is so small, who really cares what happens?" or "Why does it really matter?". And speaking from an economic standpoint, the biggest reason investors are paying so much attention to Cyprus is because of its relation to potential measures that may be taken to help other European countries. The banking sector is a unique sector (no matter where you are in the world) in that just about all other parts of an economy rely on a well functioning credit system for growth. As a result of business practices over the past couple years, Cypriot banks have fallen into the same issues as every other European bank with one unique twist, their size has ended up dwarfing Cyprus' GDP by about 8 times, which means that the country isn't big enough to bailout its own banks and will have to rely on the EU for help.



Cyprus Issues Known in Advance

Bank of Cyprus

Source: Bloomberg

43

What happened with Cyprus was the Troika (which includes the IMF, the ECB, and the European Commission) they stated a bailout by the end of March was likely (and Cyprus needing a bailout was nothing new, this has been a telegraphed event for some time). In fact, you can see in the chart above, that the Bank of Cyprus common stock had been trading in troubled territory for some time. But the issue at the macro level came about when the details were released as to <u>what the bailout would look like</u>. And what happened looked like this, in order for the Troika to feel comfortable providing the bailout money, which was around 10 billion euros, the Cypriot government had to raise an additional 7 billion euros, which it had proposed to do by applying a levy on depositors. Effectively, the government was bailing <u>in</u> all depositors by taking, <u>at a minimum</u>, 6.75% of their deposits. The best example is to liken this to somebody waking up here in the US, turning on the news, and finding out you just lost 6.75% of the money you had in a savings account, regardless of any FDIC coverage. I would imagine there would be some **pretty** peeved off people. And the likely next step would be for depositors to go to the bank, and take out their money. Given the business model of banks, this would reek havoc on the financial system and if this same strategy was applied to larger banks in more economically significant European countries, it would have the potential to bring down their monetary union.



Thankfully, the Cypriot parliament voted the measure down and developed a solution that is more in-line with historical precedence. The details of such bailout are not known completely yet but will include protection for deposits under the limit of insurance. The above chart is from a working paper published on the IMF's website. It shows the cumulative number of crises around the globe since 1970 and breaks it down by whether it was a banking, currency, or sovereign debt crisis. I want to draw attention to the middle, gold line. Since 1970, there have been 147 bank crises around the globe. Now keep in mind, 1 crisis can include numerous banks. Out of the 147 bank crises, there hasn't been even one instance in which an insured depositor lost some of their deposit, such as the one proposed in the initial bailout for Cyprus and this is why the bailout for a country the size of Vermont, was so shocking to the financial markets. It had the potential to change the rules of the game that investors have been playing by for so many years.

Well… on that note, I would like to turn it over to Clint for our next section which deals with the stock market. Clint?

U.S. Stock Market

Thanks Brando.

As a reminder, you can submit questions at any time through the questions panel near the bottom right hand corner of your screen.

We will now discuss the prospects for the stock market by reviewing earnings, valuations, and how historical stock market patterns compare to the current environment.

Stock Market Fundamentals

- Stock market valuations are reasonable in absolute terms, and cheap in relative terms.

- Further corporate earnings growth will depend on sales momentum.

- Historical market patterns are favorable.

On a valuation basis, stocks appear reasonably valued on an absolute basis at worst, and cheap at best when compared to fixed income. However, additional earnings growth will be a critical factor in order to realize further stock market gains. Given the high level profit margins, further earnings gains will be heavily dependent on incremental sales growth.

And also, past stock market patterns favor further gains given the new highs reached by key stock indexes in the first quarter of this year, as well as the political composition of Washington.

S&P 500 Earnings



Source: Bloomberg

47

The recovery in corporate earnings has been a key driver in the stock market's recovery. The gold line on this chart represents the total trailing 12 months earnings per share of the companies that comprise the S&P 500 Index, while the blue line is the price level of the Index.

There are a couple items we would like to highlight on this chart. First, earnings of the companies in the S&P 500 Index have exceeded the prior peak in earnings set back in 2007. But from a valuation perspective, the price of the S&P 500 is near the levels experienced in 2007, so relative to earnings, stocks are cheaper now than they were in 2007. But at 15.3x earnings, the P/E ratio of the stock market is roughly in line with its historical average.

And then, second, we would note that earnings jumped to a new high during the fourth quarter of 2012, after being stagnant for a couple quarters.



Average Profit Margin

S&P 500 Operating Margin

Source: Standard & Poor's

48

The ability to manage corporate expenses and extract greater productivity shows up as the level of profit margins. While the higher level of sales has clearly benefited earnings in the S&P 500, this chart shows that profit margins have played a clear role in the earnings improvement as well.

As you can see, profit margins during this cycle recovered more quickly relative to the prior cycle that ended in 2007, and illustrates how well companies have managed costs and boosted worker productivity. However, given the limited room for margins to expand from these levels, as evidenced by the recent declines, it is critical that sales growth is realized in order to drive further earnings growth.



S&P 500 Sales

S&P 500 Earnings

S&P 500 Sales

Source: Bloomberg

Given the high levels of profit margin, and the fact that margins have actually moved slightly lower in recent quarters, you may have concluded by now that sales growth had to be the driving force of the earnings gain during the fourth quarter of 2012.

Sales per share generated by companies in the S&P 500 Index, as shown by the blue line in this chart, have recovered sharply from the Great Recession, and just like earnings, have exceeded its prior peak. As long as sales gains continue to materialize, then the earnings recovery should remain intact despite the challenges posed by profit margins.

Valuations

S&P 500 P/E Ratios vs. Inflation

Inflation	Average P/E	Peak P/E	Trough P/E
<2%	20.1	30.2	11.0
2-3%	19.2	29.8	12.3
3-4%	16.5	26.1	9.9
4-5%	15.5	23.4	10.2
5-6%	11.5	15.5	7.3
6-7%	10.2	15.1	7.5
>7%	9.0	13.5	7.0

Current P/E Ratio = 15.3

Source: Bloomberg (Period – 1960 through 2012)

Let's now turn our attention to valuations. This table illustrates the average, the peak, and the trough price-to-earnings ratio of the S&P 500 under different inflation environments. As illustrated in the table, a lower inflation backdrop tends to correspond to a higher P/E ratio on the stock market.

Most recently, the Consumer Price Index, which is a popular inflation gauge, was reported at 2.0% which has historically corresponded to a price-earnings ratio of around 20x. However, with the S&P currently trading at about 15.3x earnings, we are well below that level.

Relative Value

S&P 500 Earnings Yield & U.S. 10-Year Treasury Yield



Source: Bloomberg

This chart compares the earnings yield of the S&P 500, shown in blue, to the yield on the 10 year Treasury security, which is shown in gold. The green bars on the chart represent the spread between the two yields, with a reading above zero indicating a higher earnings yield than treasury yield.

As illustrated by the spread, stocks are very attractively valued compared to fixed income securities, with an S&P 500 earnings yield of 6.5% compared to the 10 year Treasury yield of 1.85% as of the end of the first quarter.

So just to recap valuations, stocks are trading in line with their historical average P/E ratio, although they appear cheap considering the inflation backdrop. Stocks are also attractively valued relative to other asset classes, such as fixed income securities.

S&P 500 and Quantitative Easing



QE 3
Announced
1600
1400
1200
1000
800
600
400
200
Operation
Twist Extended
QE 2
Announced
Operation
Twist Announced
QE 1
Announced
QE 1
Expanded
1/3/2007
7/3/2007
1/3/2008
7/3/2008
1/3/2009
7/3/2009
1/3/2010
7/3/2010
1/3/2011
7/3/2011
1/3/2012
7/3/2012
1/3/2013

Source: Bloomberg

52

Aside from earnings and valuations, there has been another strong force behind stock market gains as well. This chart shows the S&P 500 along with the key dates involving the various announcements and implementations of the Fed's unconventional monetary stimulus, including quantitative easing. As you can see, periods of quantitative easing and other stimulus programs have been followed by stock market gains.

For now, the Fed has committed to purchasing $85 billion per month in government debt securities under QE3, and is tying its aggressive stimulus measures to an improvement in the labor market. With unemployment remaining elevated at 7.6%, QE3 will likely remain in place over the near-term.

Historical Market Patterns

Presidential Cycle

	# of Cycles	Post Election Year	Mid Term Elections	Pre Election Year	Election Year
% up Years	16	50	62	100	73
Avg Gain	16	5.1	7.9	17.0	4.3
Republican	9	-1.2	10.3	17.4	0.8
Democrat	7	11.5	2.0	18.2	10.3
Inc. Rep W	5	4.9	8.2	16.7	5.6
Inc. Dem W	3	15.5	4.9	18.3	12.8
Inc. Rep L	4	8.5	-0.2	18.2	-5.3
Inc. Dem L	4	-8.8	112.9	18.1	5.4

53

This table shows historical stock market performance, as measured by the Dow Jones Industrial Average, based on the last 16 Presidential election cycles. During post election years, which coincides with 2013, the stock market has gained 5.1% on average. However, when an incumbent Democrat has won the presidential election, the average post election year return is 15.5%.

Average Dow Return

When there is no new high in more than 2 years

Date of New High	Days Since Prior High	DJIA Return 1 Month	DJIA Return 3 Months	DJIA Return 6 Months	DJIA Return 1 Year
3/24/1905	1375	2.1	-4.4	3.3	19.6
9/28/1916	3904	1.7	-8.8	-6.2	-18.7
7/9/1919	959	-7.8	2.8	-2.6	-14.5
12/31/1924	1884	2.5	-2.0	9.3	30.0
11/23/1954	9211	3.8	7.5	9.8	26.1
9/15/1958	889	2.4	7.8	16.1	20.8
11/10/1972	2465	3.8	-1.6	-6.8	-8.7
11/3/1982	3582	-3.2	-0.3	13.8	14.3
10/3/2006	2453	2.5	6.3	6.7	19.2
3/5/2013	1973	?	?	?	?
Average		0.9	0.8	4.8	9.8
Average, all Periods		0.5	1.7	3.4	7.1

54

The Dow Jones Industrial Average reached a new high during the first quarter of 2013, finally eclipsing the old high set back in 2007. As a result of the new highs, as well as the fact that the market has been on a nice run since mid-November, many are fearful of a market correction, and some of a new bear market.

This slide shows instances in which it took the Dow over two years to reach a new high since 1900, and the performance of the Dow after finally reaching a new high during each occurrence. We would highlight that, on average, the Dow has posted a positive return during the 1, 3, 6, and 12 months after hitting a new high.

Overall, we feel comfortable with the stock market's prospects. Corporate earnings are somewhat constrained by the high level of margins, but sales growth has been sufficient so far to drive earnings higher. Valuations are also mostly supportive of further upside, as is various historical stock market trends that are applicable to where we find ourselves today. Finally, we would also note that our quantitative investment model, which takes fundamental, interest rate, and technical variables into consideration, is currently indicating a favorable risk/reward relationship in the stock market.

Interest Rate Environment

We would now like to turn our attention to interest rates.

Interest Rates

- Interest rates are historically low and the Fed continues to pursue loose monetary policy.

- Investors are concerned about higher interest rates, and the potential impact to a bond portfolio.

Given the historically low level of interest rates, there is a lot of concern among investors that there is limited room for additional downside, and that rising interest rates are looming.   The Fed is also intensifying these concerns with its extremely loose monetary policy, which is stoking inflation fears.


30+ Years of Falling Rates
10-Year Treasury Yield
Values shown as %
18
16
14
12
10
8
6
4
2
0
12/1/1979
6/1/1981
12/1/1982
6/1/1984
12/1/1985
6/1/1987
12/1/1988
6/1/1990
12/1/1991
6/1/1993
12/1/1994
6/1/1996
12/1/1997
6/1/1999
12/1/2000
6/1/2002
12/1/2003
6/1/2005
12/1/2006
6/1/2008
12/1/2009
6/1/2011
12/1/2012
Source: Bloomberg
57

This chart shows the 10-year Treasury yield since 1980. Overall, interest rates have been on a downward trajectory since the early 1980s, which followed the stagflation of the 1970s that was characterized by low economic growth and high inflation. At that time, the Fed resorted to sharp interest rate increases in order to finally stamp out inflation. You may remember that the Fed Funds interest rate hit 20% in 1980 and 1981, compared to today's zero interest rate policy. The Fed was ultimately successful, and as inflation came down, interest rates followed.

Today, the 10-year Treasury is yielding 1.78%, which is still near the all time low of 1.43% set in July 2012.



The 2 Paths to Higher Interest Rates:
Both begin with the strength of economic growth

In the current economic environment, we believe there are two distinct paths that could lead to higher interest rates, and is illustrated in this chart. Both paths begin with the strength of the economy. With the path on the left, if strength in the economy leads businesses to increase production, they could face capacity constraints. If demand begins to outstrip supply, then inflationary pressures could emerge, and higher inflation could lead to higher interest rates. We would also note that higher inflation could influence the Fed's current monetary policy, and lead it to tighten by stopping quantitative easing and/or increasing interest rates.

The path on the right shows how economic activity could influence job creation. If job creation happens at a faster pace, then this could lead the Fed to end its monetary stimulus sooner than expected. We would finally note that interest rate movements subsequently feed back into the economy, and impact the rate of economic growth.

We will now discuss the factors in these two paths in a little more detail.



U.S. Recovery Weak Compared to Prior Expansions

U.S. GDP (% Change Y/Y)

Source: Bloomberg

We'll begin with the path on the left, in which economic growth led to capacity constraints and ultimately inflation. This chart shows the year-over-year percent change in real GDP going back to 1980. What we would highlight here is the sharp decrease in GDP during the Great Recession of 2008 and 2009, and that the subsequent rebound has not matched the intensity of the decline.

Numerous research studies have shown that recessions caused by a credit crisis, which does pertain to the Great Recession, are typically followed by relatively weak recoveries. This has certainly been the case during this recovery, and you can see that GDP growth over the last couple years has been lower compared to the prior economic expansions shown in this chart.



Inflationary Pressures Low

Consumer Price Index

Capacity Utilization

Source: Bloomberg

60

This chart shows the current level of capacity utilization, which is the gold line, and the year-over-year percent change in inflation, which is the blue line. Reflecting the weakness in GDP growth, capacity utilization remains below the levels reached during the past couple economic expansions, despite being into our fourth year of the recovery. Since the economy is not generally facing capacity constraints, you can see that inflation is still relatively low at 2.0%.

Inflation Expectations Contained



Implied 5-Year Inflation Rate
Values shown as %
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
1/2/2004
11/2/2004
9/2/2005
7/2/2006
5/2/2007
3/2/2008
1/2/2009
11/2/2009
9/2/2010
7/2/2011
5/2/2012
3/2/2013

Source: Bloomberg

61

Although inflation is low right now, you may be concerned about the potential for inflation down the road if the economy continues to recover or if the Fed maintains its current monetary policy. We agree that this is something to monitor, and to that end, we carefully watch the implied 5 year rate of inflation.

This rate is determined by comparing the yield of a U.S. Treasury security to the yield of an inflation linked Treasury security of the same maturity. The difference between these two yields is the implied rate of inflation for the maturity being examined, in this case we are showing 5 years. So at this point, inflation over a 5 year term is expected to run at 2.4% per year. This expected rate of inflation has yet to increase above 2.5% during this expansion, and is below the rate experienced during the last recovery, as highlighted with the dashed boxes in the chart.

Rates More Likely To Be Driven by Fed Stimulus Outlook

- The outlook for Federal Reserve stimulus will likely be a key driver of interest rates.

- Fed is on track to purchase equivalent of 64% of new Treasury issuance in 2013.

- Quantitative Easing and zero interest rate policy influenced by labor market.

So we've made the case that the path to higher interest rates via inflation that is caused by accelerating economic growth is not likely going to happen any time soon. For this reason, we believe the potential for higher interest rates is more dependent on the Federal Reserve and its monetary policies, especially the unconventional measures such as quantitative easing.

The Fed is currently purchasing $85 billion per month of government fixed income securities, of which $45 billion is being directed at Treasury securities. At this rate, we would point out that the Fed is purchasing the equivalent of 64% of new Treasury security issuance for all of 2013. Also, the Fed has begun linking its monetary policy to specific improvements in the labor market, including an unemployment rate of 6.5%.


Federal Reserve Balance Sheet
Values shown in Trillions
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Federal Reserve Balance Sheet
12/31/1999
4/30/2000
8/31/2000
12/31/2000
4/30/2001
8/31/2001
12/31/2001
4/30/2002
8/31/2002
12/31/2002
4/30/2003
8/31/2003
12/31/2003
4/30/2004
8/31/2004
12/31/2004
4/30/2005
8/31/2005
12/31/2005
4/30/2006
8/31/2006
12/31/2006
4/30/2007
8/31/2007
12/31/2007
4/30/2008
8/31/2008
12/31/2008
4/30/2009
8/31/2009
12/31/2009
4/30/2010
8/31/2010
12/31/2010
4/30/2011
8/31/2011
12/31/2011
4/30/2012
8/31/2012
12/31/2012
Source: Bloomberg
63

This most recent round of Quantitative Easing is the third time since 2008 that the Fed has embarked on a program of buying securities. As a result of these purchases, the assets on the Fed's balance sheet has swelled to over $3 trillion, and will likely increase to around $4 trillion by the end of this year. All of this buying pressure in fixed income securities has played a part in lowering yields. As conventional wisdom may dictate, at some point the Fed will have to unwind all of these purchases, and the concern is that this selling could cause interest rates to rise.

This is why we see interest rates being more tied to the Federal Reserve and its stimulus actions at this point. And keep in mind that the Quantitative Easing that we are discussing is aside from the Fed's other mechanism to influence interest rates, which is the Fed Funds rate target. We understand investor concerns of the impact that monetary tightening could have on interest rates. But the Fed has linked its aggressive policy to an improving labor market, and as we saw with the March job report last week, its coming along at a sluggish pace.

Rates Could Go Low…

And Stay Low


U.S. 10-Year Treasury Yield
Japan 10-Year
Government Bond Yield
Values shown as %
10
8
6
4
2
0
4/1/1987
2/1/1989
12/1/1990
10/1/1992
8/1/1994
6/1/1996
4/1/1998
2/1/2000
12/1/2001
10/1/2003
8/1/2005
6/1/2007
4/1/2009
2/1/2011
12/1/2012

Source: Bloomberg

64

We feel that when it comes to the interest rate environment, many investors are in the mentality of 'what goes down must come up'. However, we think investors should also consider the possibility of what goes down could stay down.

This chart shows the US 10 year Treasury yield in blue and the Japan 10 year government bond yield in gold going back to the late 1980s. As the Japan experience has taught us, interest rates could go low and stay low for a long period of time. While we certainly are not Japan, we believe interest rates could remain low over the intermediate-term given the lackluster economic recovery and the high probability that the Fed will remain accommodative in its monetary policy.

Fed Tightening & Bond Performance

Fed Funds Target Rate



	Barclays Aggregate Bond Index	Barclays HY Corporate Bond Index
3/31/83 – 9/30/84 (5.875% – 9.625%)	11.14%	N/A
9/30/86 – 3/31/89 (5.875% – 9.625%)	6.03%	8.15%
12/31/93 – 6/30/95 (3.00% – 5.75%)	5.41%	7.39%
12/31/98 – 6/30/00 (4.75% – 6.50%)	2.08%	0.77%
6/30/04 – 9/30/06 (1.00% – 5.25%)	4.32%	8.81%

Since interest rates peaked in the early 1980's, there have been five periods of rising interest rates. Both the Barclays Aggregate Bond Index and Barclays High Yield Corporate Bond Index managed positive returns in each of them.

Regardless of our outlook for interest rates, we are always considering the impact of a rising rate environment on a bond portfolio. We find it interesting that in the five instances since 1980 that the Fed has embarked on increasing the Fed Funds rate, which is shown with the red bars in the chart on top, the Barclays Aggregate Bond Index still managed to post a positive return. This is shown in the table on the bottom, which includes the dates of each Fed tightening cycle. We also show the performance of the High Yield Bond Index going back to the last four rate tightening cycles, and it also produced a positive return in each instance.

However, history may obviously not repeat itself, and that is also why we intentionally designed our Flexible Fixed Income Portfolio and the Total Return Bond Fund to be tactical in both credit quality and duration positioning, so that we could protect our investors in a deteriorating credit environment or in a rising interest rate situation.

Conclusion

- Strength of U.S. economy influenced by additional austerity and eurozone shocks.

- Multiple expansion and sales growth could drive additional stock market gains.

- Interest rates could remain low unless Fed alters its course.

We know that we've covered a lot of ground in this presentation. Just to recap the highlights and our thoughts going forward, Dale reviewed the amount of austerity being experienced in the US, and how its really being ratcheted up this year from tax increases and the sequester. Brando discussed the current state of the economic recovery, and the positive momentum that is being provided from the housing market. He also reviewed the situation in Europe, and how austerity is damaging the eurozone economy.

While the US has been a standout in the developed world, it is still vulnerable to self inflicted wounds from austerity or an unexpected shock from the Eurozone. But so long as key regions of the world continue to grow, this should translate to sales growth for corporations and keep the earnings picture intact. The stock market could also benefit from multiple expansion, which wouldn't be surprising to us given that inflation is low.

And then finally, we do not believe the Federal Reserve will change its approach to monetary policy until we realize better performance out of the labor market, which could help keep a lid on interest rates for now.

So with that, I'll hand the presentation back over to Ron Sala.

Questions?

Please submit questions through the question panel.

Thank you Clint. Now at this time we turn it over to the audience. We have a few questions here. As a reminder, you can submit questions through the questions panel on the bottom right and corner of your screen.

(Read questions and solicit answers from the team.)

Disclosure

Performance shown represents past performance and does not guarantee future results. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor's shares or units, when redeemed, may be worth more or less than their original cost. For current Fund performance information visit www.meederfunds.com. Investors are advised to consider the investment objectives, risks, charges and expenses of the Meeder Funds carefully before investing. The Meeder Funds prospectus contains this and other information about the Funds and should be read carefully before investing. To request or receive a copy of the Meeder Funds prospectus, contact Shareholder Services at 800.325.3539 or visit www.meederfunds.com.

The unmanaged Standard & Poor's (S&P) 500 Index is a market value-weighted index of common stocks considered representative of the broad market. Total returns for the unmanaged index assume change in security prices and reinvestment of dividends and capital gain distributions, but do not reflect the costs of managing a mutual fund Individuals cannot invest directly in the index.

Opinions and forecasts regarding sectors, industries, companies, countries and/or themes, and portfolio composition and holdings, are all subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security, industry, or sector.

Investments in foreign securities may entail unique risks, including political, market and currency risks.

Investing in securities involves inherent risks, including the risk that you can lose the value of your investment. There is no assurance that the investment process will consistently lead to successful results.

Thank You

Meeder Investment Management

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Phone: (866) 633-3371
www.meederinvestment.com

Thank you for joining us today. We trust you found this webinar informative. We appreciate your feedback, so if you have questions or comments regarding today's webinar, we encourage you to contact us.

This presentation will be posted on our website and slides will be available for distribution next week. For those of you who would like access to these slides, please contact your Internal Investment Consultant, or contact our sales desk at (866) 633-3371 option 4 or internalsales@meederinvestment.com.